Mail Stop 6010
Via Facsimile and U.S. Mail

August 25, 2006

Mr. Michael D. Fraizer
Chairman, President and Chief Executive Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

> **Re: Genworth Financial, Inc.**
> **Form 10-K for fiscal year ended December 31, 2005**
> **File No. 1-32195**

Dear Mr. Fraizer:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies

We believe your disclosure could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

Deferred acquisition costs, page 117

1. You periodically test DAC and PVFP for recoverability and increase amortization of DAC or benefit reserves when experience regarding expected expenses, investment returns, mortality, morbidity, withdrawals or lapses becomes unfavorable. Your disclosure should provide investors with a fuller understanding of the uncertainties in applying these critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please provide in disclosure-type format an expanded discussion and quantification of the uncertainties in evaluating DAC and PVFP recoverability, the combined effect that such changes in estimate have had on your financial statements for each period presented and the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on your financial statements.

Insurance liabilities and reserves, page 118

2. Please provide an expanded description and quantification in disclosure-type format of the methodologies and assumptions used to determine your case and IBNR reserves for mortgage insurance. For example, this description might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered. Also, discuss judgmental techniques utilized when statistical data is insufficient or unavailable in estimating your reserves and your procedures for determining reserve adequacy at December 31, 2005.

3. Your accounting for the mortgage insurance business appears to depend significantly on data provided by loan servicers and other third parties. For example, under the delegated underwriting program, borrower default risk analysis is performed by lenders. Please describe in disclosure-type format how you provide for these data limitations in your accounting for mortgage insurance revenues and expenses, including how you compensate for "factors you might otherwise evaluate in making an underwriting decision that are not considered by AUS." Include a description of your methods for validating the accuracy and completeness of data received from third parties.

4. You state that the 2005 impact associated with Hurricanes Katrina and Rita was based on "preliminary estimates" from available information and may be affected by factors, such as the pace of economic recovery in the affected areas, while 42% of your primary risk in-force as of December 31, 2005 was located in the Southeast and South Central U.S. regions. Please provide expanded discussion and quantification in disclosure-type format of the effect that reasonably likely

changes in "preliminary estimates" as of the latest balance sheet may have on your financial statements.

Unearned premiums, page 118

5. You state that unearned premiums are "earned over time in accordance with the estimated expiration of risk" and that such "estimation is inherently judgmental." Given the long durations associated with mortgage insurance, your disclosure should provide investors with a fuller understanding of the uncertainties in applying these critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please provide in disclosure-type format an expanded discussion and quantification of the uncertainties in estimating the expiration of risk under your mortgage insurance contracts, the effect that changes in such estimates have had on your financial statements for each period presented and the effect that reasonably likely changes in key assumptions underlying these estimates as of the latest balance sheet may have on your financial statements.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant